FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of May 2014

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
6 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

1

This Form 6-K consists of:

1.   A notice regarding 2013 annual general meeting of Huaneng Power International, Inc. (the “Registrant”) and related proxy form and reply slip;
2.   An announcement regarding general mandate to issue shares by the Registrant; and
3.   An announcement regarding continuing connected transactions of the Registrant;

Each made by the Registrant on May 12, 2014.

2

Notice

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

NOTICE OF 2013 ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the 2013 annual general meeting (the “Annual General Meeting”) of Huaneng Power International, Inc. (the “Company”) will be held at 9:00 a.m. on 26 June 2014 at the headquarters the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for considering and approving the following resolutions:

ORDINARY RESOLUTIONS

1.	To consider and approve the working report from the Board of Directors of the Company for 2013

2.	To consider and approve the working report from the Supervisory Committee of the Company for 2013

3.	To consider and approve the audited financial statements of the Company for 2013

4.	To consider and approve the profit distribution plan of the Company for 2013 (Note 1)

5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2014 (Note 2)

6.	To consider and approve the proposal regarding the continuing connected transactions between Huaneng Finance and the Company from 2015 to 2017 (Note 3).

SPECIAL RESOLUTION

7.	To consider and approve the proposal to grant the Board of Directors of the Company a general mandate to issue domestic shares and/or overseas listed foreign shares

By Order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi (Executive Director)	Shao Shiwei (Independent Non-executive Director)
Huang Long (Non-executive Director)	Wu Liansheng (Independent Non-executive Director
Li Shiqi (Non-executive Director)	Li Zhensheng (Independent Non-executive Director)
Huang Jian (Non-executive Director)	Qi Yudong (Independent Non-executive Director)
Liu Guoyue (Executive Director)	Zhang Shouwen (Independent Non-executive Director)
Fan Xiaxia (Executive Director)
Shan Qunying (Non-executive Director)
Guo Hongbo (Non-executive Director)
Xu Zujian (Non-executive Director)
Xie Rongxing (Non-executive Director)

Beijing, the PRC
12 May 2014

Notes:

1.	The profit distribution plan of the Company for 2013

As per the annual financial statements audited by KPMG Huazhen (Special General Partnership) and KPMG, the net profit attributable to shareholders of  the  Company  for  the  accounting  year ended 31 December 2013 under PRC  GAAP  and  International  Financial  Reporting  Standards was RMB10.52013 billion and RMB10.42602 billion, respectively. According to the articles of association of the Company, the Company has the option to cease provision for the statutory surplus reserve when it reached 50% of the Company’s registered capital. In 2013 the Company has not appropriated any statutory surplus reserve and has not made any provision to discretionary surplus reserve.

The Company’s proposed profit distribution plan for 2013 is a cash dividend of RMB0.38 (tax inclusive) for each ordinary share of the Company, which is on the basis of the total share capital of the Company. It was estimated that the total amount of cash to be paid as dividends will be RMB5,341.0457 million.

2.	Proposal regarding the appointment of the Company’s auditors for 2014

To appoint KPMG Huazhen (Special General Partnership) as the PRC auditors of the Company and KPMG as the Company’s international auditors for 2014 with a total remuneration of RMB26.15 million (of which, the remuneration for financial audit and for internal control audit be estimated to be RMB20.15 million and RMB6.00 million, respectively).

3.
For details relating to the continuing connected transactions between China  Huaneng  Finance Corporation Limited (“Huaneng Finance”) and the Company (from 2015 to 2017), please refer to the  announcement of the Company dated 23 April 2014. Relevant circular will be despatched to shareholders as soon as practicable.

4.	Proposal to grant the Board of Directors of the Company a general mandate to issue domestic shares and/or overseas listed foreign shares

Please refer to the circular of the Company dated 12 May 2014 for details.

5.	Proxy

(i)	A member eligible to attend and vote at the Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on his behalf. A proxy needs not be a shareholder.

(ii)
A proxy should be appointed by a written instrument signed by the appointor or its attorney duly  authorised in writing. If the form of proxy is signed by the attorney of the appointor, the power of  attorney authorising that attorney to sign or other authorisation document(s) shall be notarised.

(iii)
To be valid, the power  of  attorney  or  other  authorisation  document(s)  which  have  been notarised together with the completed form of proxy must be delivered, in the case of holders of  Domestic Shares, to the Company and, in the case of holders of H Shares, to Hong Kong Registrar Limited, not less than 24 hours before the time designated for holding of the Annual General Meeting.

(iv)	If more than one proxy is appointed by a shareholders such proxies shall only exercise the right to vote by poll.

(v)	The resolutions set out in this Notice will be voted by poll.

6.	Registration procedures for attending the Annual General Meeting

(i)
A shareholder or his proxy shall produce proof of identity when attending the meeting. If a shareholder is a legal person, its legal representative or other persons authorised by the board of directors or other governing body of such shareholder may attend the Annual General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such persons to attend the meeting.

(ii)	Holders of H Shares intending to attend the Annual General Meeting should return the reply slip for attending the Annual General Meeting to the Company on or before 5 June 2014.

(iii)	Shareholders may send the reply slip to the Company in person, by post or by fax.

7.	Closure of H Share register members

Closure of register of members for the Annual General Meeting

In order to determine the shareholders of H shares who will be entitled to attend the Annual General Meeting, the Company will suspend registration of transfer of shares from 5 June 2014 to 26 June 2014 (both days inclusive).

In order to qualify to attend the Annual General Meeting, shareholders of H shares of the Company whose transfer documents have not been registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Rooms 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 4 June 2014. Holders of H shares whose names are recorded in the register of member of the Company on 5 June 2014 are entitled to attend the Annual General Meeting.

Closure of register of member for payment of final dividend of 2013

In order to determine the shareholders of H shares entitled to receive the final dividend for the year ended 31 December 2013, the Company will suspend registration of transfer of shares from 12 July 2014 to 17 July 2014 (both days inclusive).

In order to qualify to receive the final dividend, shareholders of H shares of the Company who have not had their transfer documents registered must deposit the transfer documents accompanied by relevant share certificates to the Company’s H Share Registrar, Hong Kong Registrar Limited at Room 1712-16, 17/F, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong by no later than 4:30 p.m. on 11 July 2014. Holders of H Shares whose names are recorded in the register of member of the Company on 17 July 2014 are entitled to receive the final dividend for the year 2013.

8.	Other Businesses

(i)	The Annual General Meeting will last for half day. Shareholders who attend shall bear their own travelling and accommodation expenses.

(ii)	The address of the Share Registrar for H Shares of the Company, Hong Kong Registrars Limited, is at:

1712-1716, 17/F, Hopewell Centre
183 Queen’s Road East
Hong Kong

(iii)	The business address and contact of the Company are:

Huaneng Building,
6 Fuxingmennei Street,
Xicheng District, Beijing 100031,
The People’s Republic of China
Contact: Yu Gang/Xie Meixin
Telephone No.: (+86)-10-6322 6593/6322 6590
Facsimile No.: (+86)-10-6641 2321

Proxy Form for 2013 Annual General Meeting

Number of Shares related to this proxy form (Note 1)	H Shares/Domestic Shares*

H Shares/Domestic Shares*

I  (We)  (Note  2)                                                        of                                                                                            ,
Shareholders’  Account:                                                                             and  I.D.  No.:                                                                   , being  the  holder(s)  of H  Share(s)/Domestic  Share(s)*  (Note 1)   of  Huaneng  Power  International,  Inc. (the “Company”) now appoint(Note 3)                                                                               I.D.  No.:                                                                    (of                           ), or failing him the Chairman of the meeting as my(our) proxy to attend and vote for me(us) on the following resolutions in accordance with the instruction(s) below and on my(our) behalf at the 2013 Annual General Meeting to be held at 9:00 a.m. on 26 June 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China for the purpose of considering and, if thought fit, passing the resolutions as set out in the notice convening the said meeting. In the absence of any indication, the proxy may vote for or against the resolutions at his own discretion.(Note 6)

	ORDINARY RESOLUTIONS	For (Note 4)	Against (Note 4)
1.	To consider and approve the working report from the Board of Directors of the Company for 2013
2.	To consider and approve the working report from the Supervisory Committee of the Company for 2013
3.	To consider and approve the audited financial statements of the Company for 2013
4.	To consider and approve the profit distribution plan of the Company for 2013
5.	To consider and approve the proposal regarding the appointment of the Company’s auditors for 2014
6.	To consider and approve the proposal regarding continuing connection transactions between Huaneng Finance and the Company from 2015 to 2017
SPECIAL RESOLUTION
7.	To consider and approve the proposal to grant the Board of Directors of the Company a general mandate to issue domestic shares and/or overseas listed foreign shares

Date:	2014	Signature:	(Note 5)

Notes:

1.
Please insert the number of Share(s) registered in your name(s) relating to this form of proxy. If no number is inserted, this form of proxy will be deemed to relate to all of the shares in the capital of the Company registered in your name(s).

2.	Please insert full name(s) and address(es) in BLOCK LETTERS.

3.
Please insert the name and address of your proxy. If this is left blank, the chairman of the 2013 Annual General Meeting will act as your proxy. One or more proxies, who may not be member(s) of the Company, may be appointed to attend and vote in the meeting provided that such proxies must attend the meeting in person on your behalf. Any alteration made to this proxy form must be signed by the signatory.

4.
Attention: If you wish to vote FOR any resolution, please indicate with a “ 3” in the appropriate space under “For”. If you wish to vote AGAINST any resolution, please indicate with a “ 3” in the appropriate space under “Against”. In the absence of any such indication, the proxy will vote or abstain at his discretion.

5.
This form of proxy must be signed underhand by you or your attorney duly authorised in that behalf. If the appointer is a corporation, this form must be signed under its common seal or under hand by any directors or agents duly appointed by such corporation.

6.
This form of proxy together with the power of attorney or other authorisation document(s) which have been notarised, must be delivered, in the case of  a holder of Domestic Share(s), to the Company and in the case of a holder of H Share(s), to Hong Kong Registrars Limited, at least 24 hours before the time designated for the holding of the 2013 Annual General Meeting.

*    Please delete as appropriate.

Reply Slip for 2013 Annual General Meeting

I/(We)                                                                   of                                                                                                                                                                                                                 Telephone number:                                                    and  Fax number:                                                                   , being the holder(s) of                     H Share(s)/Domestic Share(s)* of Huaneng Power International, Inc. (the “Company”) hereby reply that I/(We) wish to attend or appoint  a  proxy  to  attend  (on  my/our  behalf)  the  2013  annual general meeting (the “AGM”) to be held at 9:00 a.m. on 26 June 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the People’s Republic of China.

Signature:

Date:

Note:
Eligible shareholders who wish to attend the AGM are advised to complete and return this reply slip to the Company’s business address at Capital Market Department, Huaneng Power International, Inc., Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing 100031, the PRC by post or by facsimile (Fax no.: (+86)-10-6641 2321). Failure to sign and return this reply slip, however, will not preclude an eligible shareholder from attending the AGM.

*    Please delete as appropriate.

Announcement 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

GENERAL MANDATE TO ISSUE SHARES

A notice convening the AGM to be held at 9 a.m. on 26 June 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the AGM, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend the AGM, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding such meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the AGM should you so wish.

12 May 2014

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”, “Domestic Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;
“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;
“AGM”	the 2013 annual general meeting of the Company to be held at 9 a.m. on 26 June 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC;
“Board”	the board of Directors of the Company;
“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated in the PRC and the H Shares, ADSs and A Shares of which are listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;
“General Mandate”
a general mandate to be granted to the Board for issuing A Shares and H Shares representing up to the limit of 20% of each of the aggregate nominal values of the A Shares and H Shares of the Company in issue on the date of passing the related resolution;

- ii -

DEFINITIONS

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;
“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;
“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;
“Latest Practicable Date”	5 May 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;
“PRC”, “China”	the People’s Republic of China;
“RMB”	Renminbi, the lawful currency of the PRC;
“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);
“Shareholders”	the shareholders of the Company; and
“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules.

- iii -

LETTER FROM THE BOARD

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Huang Long	6 Fuxingmennei Street
Li Shiqi	Xicheng District
Huang Jian	Beijing 100031
Liu Guoyue	PRC
Fan Xiaxia
Shan Qunying
Guo Hongbo
Xu Zujian
Xie Rongxing

Independent Non-executive Directors:
Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen

12 May 2014

To the Shareholders

Dear Sir or Madam,

GENERAL MANDATE TO ISSUE NEW SHARES

1.	INTRODUCTION

The purpose of this circular is to provide you with relevant information to enable you to make an informed decision on whether to vote for or against the resolution relating to the General Mandate to be proposed at the AGM to be approved by way of special resolution.

LETTER FROM THE BOARD

2.	GENERAL MANDATE TO ISSUE SHARES

The Company seeks to obtain approval from its Shareholders for the General Mandate. Scope of the authorisation is set out below:

(1)      Subject to paragraphs (3) and (4) and pursuant to the Company Law (the “Company Law”) of the People's Republic of China (“PRC”) and the relevant regulations of the places where the shares of Huaneng Power International, Inc. are listed (as amended from time to time), the Board (or the directors authorised by the Board) be and is hereby granted an unconditional General Mandate to exercise all the powers of Huaneng Power International, Inc. within the Relevant Period (as defined below) to separately  or concurrently allot, issue and deal with domestic shares and/or overseas listed foreign shares (including securities convertible into shares, option to subscribe for any shares (or such convertible securities), and to determine the terms and conditions for alloting, issuing and dealing with such new shares including but not limited to the following terms:

(a)	class and number of new shares to be issued;

(b)	pricing mechanism and/or issue price of the new shares to be issued (including price range);

(c)	the commencing and closing dates of such issue;

(d)	the class and number of the new shares to be issued to existing shareholders; and/ or

(e)	the making or granting of proposals, agreements and options for the purpose of exercising the authority mentioned above.

(2)
The approval in paragraph (1) shall authorise the Board (or the directors authorised by the  Board) of Huaneng Power International, Inc., within the Relevant Period, to make or grant any  offers, commitments and options of which might be exercised after the expiry of the Relevant Period.

LETTER FROM THE BOARD

(3)
The number of new domestic shares or new overseas listed foreign shares (other than those  issued by conversion of the surplus reserve into share capital in accordance with the  Company Law of the  PRC  and  the  articles  of  Huaneng  Power  International,  Inc.) conditionally or unconditionally separately or concurrently allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Board (or the directors authorised by the  Board) of Huaneng Power International, Inc. within the Relevant Period pursuant to the approval in paragraph (1) shall not exceed 20% of each class of the existing domestic shares and overseas listed foreign shares of Huaneng Power International, Inc. in issue at the time when this resolution is passed at the annual general meeting.

(4)
In exercising the mandate granted in paragraph (1) above, the Board (or the directors authorized by the Board) of Huaneng Power International, Inc. shall (a) comply with the Company Law of the PRC and the relevant regulatory stipulations (as amended from time to  time) of the places where the shares of Huaneng Power International, Inc. are listed; and (b) obtain approval from China Securities Regulatory Commission and other relevant PRC government departments.

(5)	For the purpose of this resolution:

“Relevant  Period”  means  the  period  from  the  date  of  passing  this  resolution  until whichever is the earliest of:

(i)	the conclusion of the next annual general meeting of Huaneng Power International, Inc.; and

(ii)	the date on which the General Mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of Huaneng Power International, Inc. at a general meeting.

(6)
Subject to the approval(s) of the relevant authorities of the PRC and in accordance with the relevant laws, administrative regulations, and the regulatory stipulations of the places where  the shares of  Huaneng  Power  International,  Inc.  are  listed  and  the  articles  of Huaneng  Power International, Inc., the Board (or the directors authorised by the Board) Huaneng Power  International, Inc. be and is hereby authorised to increase the registered capital of Huaneng  Power International,  Inc.  in  accordance  with  the  exercise  of  the powers pursuant to paragraph (1) above.

LETTER FROM THE BOARD

(7)
The Board (or the directors authorised by the Board) of Huaneng Power International, Inc. be and is hereby authorized to sign any necessary documents, complete any necessary formalities  and procedures and  take  other  necessary  steps  to  complete  the  allotment, issuance  and  listing  of  the  new  shares  upon  the  exercise  of  the  powers  pursuant  to paragraph (1)  above, provided the same do not violate the relevant laws, administrative regulations, the relevant regulatory stipulations of the places where the shares of Huaneng Power International, Inc., are listed and the articles of Huaneng Power International, Inc..

(8)
Subject to the approval of the  relevant  PRC  authorities,  the  Board  (or  the  directors authorised by the Board) of Huaneng  Power  International,  Inc.,  be  and  is  hereby authorized to make appropriate and necessary amendments to the articles of Huaneng Power  International, Inc., after completion of the allotment and issue of new shares with reference to  the method, type and number of new shares allotted and issued by Huaneng Power International, Inc., and the shareholding structure of Huaneng Power International, Inc., at the time of completion of the allotment and issue of new shares in order to reflect the alteration of  the share capital  structure  and  registered  capital  of  Huaneng  Power International, Inc. pursuant to the exercise of this General Mandate.

No shareholders’ class meeting shall be required to be convened by the Company when the Board of Directors exercises the General Mandate to issue A Shares. If, as required by the relevant domestic law and regulations in the PRC, a general meeting needs to be convened even if the General Mandate to issue Shares is obtained, then it is still subject to the approval by all Shareholders at the general meeting.

As at the Latest Practicable Date, the Company had in issue 14,055,383,440 Shares comprising 10,500,000,000 A Shares and 3,555,383,440 H Shares. Subject to the passing of the proposed resolution for the approval of the General Mandate and in accordance with the terms therein, the Company will be allowed to allot, issue and deal with up to a maximum of 2,100,000,000 A Shares and/or 711,076,688 H Shares on the basis that no further A Shares and/or H Shares will be issued by the Company prior to the General Meeting.

The above resolution shall be submitted to the General Meeting for consideration  and  the passing of such resolution shall be by more than two-thirds of the votes of the Shareholders (including their proxies) attending the General Meeting.

LETTER FROM THE BOARD

3.	THE AGM

A notice convening the AGM to be held at 9:00 a.m. on 26 June 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC, together with the reply slip and a form of proxy, have been issued to the Shareholders separately. Pursuant to Rule 13.39(4) of the Hong Kong Listing Rules, voting at the AGM will be conducted by poll. The poll results will be published on the websites of the Company and of the Stock Exchange in accordance with the Hong Kong Listing Rules following the AGM.

Whether or not you intend to attend the meeting in person, you are requested to complete and return the reply slip and the form of proxy in accordance with the instructions printed thereon. The form of proxy should be completed and returned to Computershare Hong Kong Investor Services Limited (for holders of H Shares of the Company) at 17M, Hopewell  Centre,  183 Queen’s Road East, Wanchai, Hong Kong or to the Company’s head office in China (for holders of Domestic Shares of the Company), as soon as possible and in any event not later than 24 hours before the time fixed for holding the AGM or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

4.	RECOMMENDATIONS

The Board believes that the proposed special resolution in relation to the General Mandate is in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends that all Shareholders vote in favor of such resolution as set out in the notice of the AGM.

5.	OTHER INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held		Capacity	Approximate percentage of shareholding in the Company’s total issued share capital		Approximate percentage of shareholding in the Company’s total issued domestic shares		Approximate percentage of shareholding in the Company’s total issued H shares
Huaneng International Power Development Corporation (Note 2)	Domestic shares	5,066,662,118	(L)	Beneficial owner	36.05	%(L)	48.25	%(L)	—
China Huaneng Group (Note 3)	Domestic shares	1,672,769,384	(L)	Beneficial owner	11.90	%(L)	15.93	%(L)	—
China Huaneng Group (Note 4)	H shares	472,000,000	(L)	Beneficial owner	3.36	%(L)	—		13.28	%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000	(L)	Beneficial owner	4.29	%(L)	5.74	%(L)	—
Blackrock, Inc. (Note 5)	H shares	212,648,283	(L)	Interest of controlled	1.51	%(L)	—		5.98	%(L)
		604,000	(S)	corporation	0.004	%(S)	—		0.01	%(S)
UBS (Note 6)	H shares	33,127,982	(L)	Beneficial owner	0.23	%(L)	—		0.93	%(L)
		9,691,934	(S)	Beneficial owner	0.06	%(S)	—		0.27	%(S)
		138,950,320	(L)	Person having a security interest in shares	0.98	%(L)	—		3.90	%(L)
		11,047,159	(L)	Interest of controlled corporation	0.07	%(L)	—		0.31	%(L)
		2,100,000	(S)	Interest of controlled corporation	0.01	%(S)	—		0.05	%(S)
JPMorgan Chase & Co. (Note 5)	H shares	37,281,750	(L)	Beneficial owner	0.26	%(L)	—		1.04	%(L)
		8,649,031	(S)	Beneficial owner	0.06	%(S)	—		0.24	%(S)
		210,365	(L)	Investment manager	1.1	%(L)	—		0.005	%(L)
		4,000	(L)	Trustee	0.00002	%(L)	—		0.0001	%(L)
		178,990,325	(L)	Custodian	1.27	%(L)	—		5.03	%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 310,000 shares and short position of 84,000 shares were held through physical settled derivatives (on exchange).

(6)
Long position of 6,317,008 shares was held through physically settled derivatives (on exchange). Short position of 1,160 shares were held through cash settled derivatives (on exchange). Long position of 917,576 shares and short position of 8,329,344 shares was held through physically settled derivatives (off exchange). Short position of 1,361,430 shares was held through cash settled derivatives (off exchange).

(7)
Long position of 456,680 shares and short position of 99,120 shares were held through physically settled derivatives (on exchange). Short position of 2,782,000 shares was held through cash settled derivatives (on exchange). Short position of 1,505.911 shares were held through physically settled derivatives (off exchange). Long position of 6,014,000 shares and short position of 1,390,000 shares were held through cash settled derivatives (off exchange).

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares  of  the  Company  which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)	Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

(iii)	Mr. Li Shiqi is the president of Huaneng International Power Development Corporation;

(iv)
Mr. Huang Jian is the assistant of president of China Huaneng Group, the vice chairman of Huaneng Capital Services Company Limited, the Chairman of Huaneng Carbon Company and Chairman of Huaneng Hainan Power Ltd.;

(v)	Mr. Liu Guoyue is the vice president of China Huaneng Group;

Supervisors

(v)	Mr. Guo Junming is the chief accountant of China Huaneng Group, the director of Huaneng International Power Development Corporation and Chairman of Huaneng Capital Service Limited Company; and

(vi)
Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation, the Supervisor  of  Huaneng Anyuan Power Generation Limited Liability Company, Huaneng Duan Zhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co, Ltd..

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company  and  its  subsidiaries  since  31  December 2013, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisor of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

6.	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

7.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective  associates  has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

8.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

Announcement 2

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should obtain independent professional advice.

If you have sold or transferred all your shares in Huaneng Power International, Inc., you should at once hand this circular and, where applicable, the form of proxy and reply slip to the purchaser or transferee or to the bank, or a licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

Independent Financial Adviser
to the Independent Board Committee and the Independent Shareholders

Guotai Junan Capital Limited

A letter from the board of Directors of Huaneng Power International, Inc. is set out on pages 1 to 12 of this circular. A letter from the Independent Board Committee of Huaneng Power International, Inc. is set out on pages 13 to 14 of this circular. A letter from Guotai Junan Capital containing its advice to the Independent Board Committee and the Independent Shareholders of Huaneng Power International, Inc. is set out on pages 15 to 25 of this circular.

A notice convening the 2013 Annual General Meeting to be held at 9:00 a.m. on 26 June 2014 at the headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC together with the relevant reply slip and proxy form have been issued to Shareholders separately.

If you intend to attend the 2013 Annual General Meeting, you should complete and return the reply slip in accordance with the instructions printed thereon as soon as possible.

Whether or not you are able to attend, you should complete and return the form of proxy in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as possible and in any event by not later than 24 hours before the time appointed for holding the 2013 Annual General Meeting or any adjournment thereof.

Completion and return of the form of proxy will not preclude you from attending and voting at the 2013 Annual General Meeting should you so wish.
12 May 2014

- i -

DEFINITIONS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

“A Shares”	domestic tradable shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Shanghai Stock Exchange;

“ADSs”	American Depositary Shares, each representing the ownership of 40 H Shares, which are listed on the New York Stock Exchange Inc.;

“associate(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”, “HPI”
Huaneng Power International, Inc., a sino-foreign joint stock limited company incorporated  in the PRC and the H Shares, ADSs and A Shares of which  are  listed on the Hong Kong Stock Exchange, the New York Stock Exchange Inc. and the Shanghai Stock Exchange, respectively, and its subsidiaries (as the case may be);

“connected person(s)”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Director(s)”	the director(s) (including independent non-executive directors) of the Company;

“Guotai Junan Capital”, “Independent Financial Adviser”
Guotai Junan Capital  Limited,  a  licensed  corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit transaction services (and the proposed caps) under the Huaneng Finance Framework Agreement;

- ii -

DEFINITIONS

“H Shares”	overseas listed foreign shares in the ordinary share capital of the Company with a nominal value of RMB1.00 each, which are listed on the Hong Kong Stock Exchange;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC;

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Huaneng Finance”	China Huaneng Finance Corporation Limited

“Huaneng Finance Framework Agreement”
the  “framework  agreement  on  the  continuing  connected transactions (for 2015 to  2017)  between  Huaneng Power International, Inc. and China Huaneng Finance Corporation Limited” entered into between the Company and Huaneng Finance on 22 April 2014;

“Hua Neng HK”	China Hua Neng Group Hong Kong Limited;

“Independent Board Committee”
a  committee  of  the  Board  established  for  the  purpose of considering the terms and the transaction cap of the deposit transactions contemplated under the Huaneng Finance Framework Agreement, comprising Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, the independent non- executive Directors of the Company;

“Independent Shareholders”	Shareholders other than Huaneng Group and HIPDC and their respective associates, and who are not involved in, or interested in the transactions contemplated by the Huaneng Finance Framework Agreement;

- iii -

DEFINITIONS

“Latest Practicable Date”	8 May 2014, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein;

“PRC”, “China”	the People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Shanghai Listing Rules”	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

“Shareholders”	the shareholders of the Company;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules; and

“2013 Annual General Meeting”
the 2013 annual general meeting of the Company to be held at 9:00  a.m.  on  26  June  2014  at  the  headquarters of the Company at Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, the PRC to consider and approve, among others, the Huaneng Finance Framework Agreement (and the proposed caps).

- iv -

LETTER FROM THE BOARD

(a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
(Stock Code: 902)

Directors:	Legal Address:
Cao Peixi	Huaneng Building
Huang Long	6 Fuxingmennei Street
Li Shiqi	Xicheng District
Huang Jian	Beijing 100031
Liu Guoyue	PRC
Fan Xiaxia
Shan Qunying
Guo Hongbo
Xu Zujian
Xie Rongxing

Independent Non-executive Directors:
Shao Shiwei
Wu Liansheng
Li Zhensheng
Qi Yudong
Zhang Shouwen

12 May 2014

To the Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

1.	INTRODUCTION

On 22 April 2014, the Board issued an announcement (“Announcement”) regarding the continuing connected transactions arising from the Huaneng Finance Framework Agreement. As stated in the Announcement, the Company shall issue a circular to the Shareholders containing further information of the continuing connected transactions as contemplated under the Huaneng Finance Framework Agreement.

LETTER FROM THE BOARD

Under the Hong Kong Listing Rules, the conduct of the deposit transactions (including the proposed caps) between the Company (and its subsidiaries) and Huaneng Finance contemplated under the Huaneng Finance Framework Agreement shall require Independent Shareholders’ approval.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee shall advise the Independent Shareholders in connection with the terms of the continuing   connected   transactions   (including   the   proposed   caps)   regarding   the   deposit transactions contemplated under the Huaneng Finance Framework Agreement. The  letter from the Independent Board Committee to the Independent Shareholders is included in this circular.

Guotai Junan Capital has been  appointed  as  the  independent  financial  adviser  to  advise the Independent Board Committee and the Independent Shareholders on the fairness and reasonableness of the terms in respect of the deposit transactions (including the proposed caps) contemplated under the Huaneng Finance Framework Agreement and whether such transactions are in the interests of the Company and its Shareholders as a whole. The letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders is also included in this circular.

Under the Hong Kong Listing Rules, Guotai Junan Capital is only required to opine on the continuing connected transactions relating to the deposit transactions (including the proposed caps) contemplated under the Huaneng Finance Framework Agreement and, in which  case, Guotai Junan Capital will not  provide  opinion  on  the  other  transactions  contemplated  under the Huaneng Finance Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still includes details of the Other Transactions in this circular so that Shareholders can have a full picture of all transactions as contemplated under the Huaneng Finance Framework Agreement. The Company believes that on such basis, the Independent Shareholders have been provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolution at the 2013 Annual General Meeting.

LETTER FROM THE BOARD

The purpose of this circular are:

(i)	to provide you with further information in relation to the transactions contemplated under the Huaneng Finance Framework Agreement;

(ii)
to set out the letter of advice from Guotai Junan Capital to the Independent Board Committee and the Independent Shareholders and the recommendation of the Independent Board Committee as advised by Guotai Junan Capital; and

(iii)
to  seek  your  approval  of  the  ordinary  resolution  in  relation  to   the   transactions contemplated under the Huaneng Finance Framework Agreement (together with proposed caps), which has been set out in the notice of the 2013 Annual General Meeting.

Independent Shareholders are advised to read this circular carefully for details of all the continuing connected transactions (including the deposit transactions, as well as the Other Transactions) before making their decision as regards voting. Independent Shareholders should also note that, if they vote in favor of the resolution proposed at the 2013 Annual General Meeting regarding the Huaneng Finance  Framework  Agreement,  they  would  approve all the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement including the deposit transactions  and  the  Other  Transactions.  In  the  event  that the resolution proposed at the 2013 Annual General Meeting as regards the Huaneng Finance Framework Agreement is not approved by the Independent Shareholders, the continuing connected transactions contemplated under the Huaneng Finance  Framework  Agreement including the deposit transactions and the Other Transactions would not be carried out by the Company.

2.	RELATIONSHIP BETWEEN THE COMPANY, HUANENG GROUP AND HUANENG FINANCE

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 66,795 MW.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

LETTER FROM THE BOARD

As of 31 March 2014, HIPDC, being the direct controlling shareholder of the Company, holds 36.05% of the total equity interests in the Company, while Huaneng Group holds a 51.98% direct equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06% direct equity interests in the Company, a 3.36% indirect equity interests in the Company through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a  0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

Huaneng Finance is a company incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment. Huaneng Group holds a 52% interest in Huaneng Finance. The Company holds a 20% interest in Huaneng Finance and Huaneng Finance in turn holds 0.79% interest in the Company. Under the Hong Kong Listing Rules, Huaneng Finance is an associate of a connected person of the Company.

The relationship between the Company, Huaneng Group and Huaneng Finance is illustrated as follows:

*
Huaneng Group, through Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#
Huaneng Group holds a 11.06% direct interest in the Company. It also holds 3.36%, 0.04% and 0.79% interest in the Company through Hua Neng HK, Huaneng Capital Services Co. Ltd., (its wholly owned subsidiary) and Huaneng Finance (its controlling subsidiary), respectively.

LETTER FROM THE BOARD

Under the Hong Kong Listing Rules, Huaneng Group is an associate of the connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates, and  Huaneng  Finance)  constitute  connected  transactions  of the Company, subject to the relevant disclosures and/or Independent Shareholders’ approval requirements as stipulated in the Hong Kong Listing Rules.

3.	HUANENG FINANCE FRAMEWORK AGREEMENT

Cash Deposits

The Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC.

Pursuant to the relevant framework agreement entered into between the Company and Huaneng Finance dated 5 January 2012, for the period from 1 January 2012 to 31 December 2014, the outstanding balances of the Company’s deposits with Huaneng Finance should not  exceed RMB6 billion on a daily basis, the total amount of the notes discounting should not exceed RMB1 billion per annum and the maximum balances of loans should not exceed RMB6 billion on a daily basis (please refer to the announcement dated 6 January 2012 and the circular dated 20 January 2012 issued by the Company).

For the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March 2014, the maximum outstanding balances of the deposits placed with Huaneng Finance, on a daily basis, were RMB5.951 billion (audited), RMB5.970 billion (audited) and RMB5.996 billion (unaudited), respectively. As such framework agreement will expire on 31 December 2014, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance to extend the arrangement for another term of 3 years commencing on 1 January 2015 and expiring on 31 December 2017. The Company estimates that during the period from 2015 to 2017, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB8 billion.

LETTER FROM THE BOARD

The proposed cap for the deposits has taken into the following consideration: (1) the increasing asset scale led to the increase in the amount of deposits of the Company; (2) the expansion of the Company’s operation scale led to an apparent increase in the fund flow (as at the end of 2013, the number of controlled subsidiaries under the management of the Company increased to 55 (2011: 38 subsidiaries) and the equity-based generation capacity of the Company increased to 59,625 MW (2011: 53,186 MW)); and (3) the fact that the Company has acquired a 20% equity interest in Huaneng Finance since December 2005, the profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will  provide  a  higher  investment return to the Company.

The deposit transactions form part of the daily operations of the Company. The commercial terms (including the rates) offered by Huaneng Finance to the Company and its subsidiaries in respect of such transaction are no less favourable than those offered by domestic commercial banks for provision of similar services to the Company and its subsidiaries.

The Company may, from time to time and as necessary, enter into separate implementation agreements for individual deposit transactions contemplated under the Huaneng Finance Framework Agreement with Huaneng Finance.  Each  implementation  agreement  will  set  out the specific terms of the particular deposit transaction. As the implementation agreements are to provide for the deposit services as contemplated under the Huaneng Finance Framework Agreement, they do not constitute new categories of connected transactions. The terms of such implementation agreements will be within the bounds of the Huaneng Finance Framework Agreement.

The commercial terms offered under any implementation agreements to be entered into between Huaneng Finance and the Company will be negotiated on arm’s length terms,  taking  into account the prevailing market conditions, and will be no less favourable than those offered to the Company by domestic independent third parties for provision of similar service.

The Directors and senior management of the Company will monitor closely and review regularly the deposit transactions of the Company. The Company will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the deposit transactions, the independence of the Company; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of the Company to place deposits with independent third parties other than Huaneng Finance.

LETTER FROM THE BOARD

The reporting and record systems and internal control procedures taken by the Company include:

•	the deposit transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

•
the Finance Department of Company will on a weekly basis, obtain terms and trend of interests etc. relating to placing deposits from major commercial banks e.g. Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank  Corporation within  the  PRC,  and  based  on  the  interest  rate  promulgated  by  the People’s  Bank of China make comparisons, in order to allow the Company to obtain the most  favourable terms relating to placing deposits, maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

•
the Company will conduct quarterly checking and clearing with related parties (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company will report the fund use position each quarter to the Beijing Securities Regulatory Bureau of the China Securities Regulatory Commission and requires itself to comply with the relevant provisions at anytime;

•
the Company will strictly review contracts and timely monitor the amount and interest rate  of  the  deposit  transactions;  also,  the  independent  non-executive  Directors  and  the Company’s  auditors  will  review  annually  the  enforcement  of  agreements,  in  order  to review the Company’s deposit transactions with Huaneng Finance on their fairness and the amount and interest rate of the deposit transactions on their reasonableness.

The Company considers that the arrangement of deposits with Huaneng Finance helps diversify the risk of the Company and its subsidiaries in relation to its deposits. At the same time, the Company considers that the risk of placing deposits at Huaneng Finance can be effectively controlled taking into consideration of the following factors: (1) Huaneng Finance is a non- bank financial institution and regulated by China Banking Regulatory Commission. During the course of daily operations, Huaneng Finance adheres to conduct business in compliance with the relevant regulations and according to law. During the course of development, Huaneng Finance has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism in compliance with the regulatory requirements of China Banking Regulatory Commission in relation to risk control ratios; (2) the Company holds a 20% interest in Huaneng Finance and may exercise its rights as shareholder according to law to promote the regulated operation of the general meeting of shareholders, board of directors and risk control committee of Huaneng Finance in order to safeguard its own interests.

LETTER FROM THE BOARD

The Directors are of the view that the deposit transactions do not have any effect on the assets and liabilities of the Company. Instead, the Company can earn interests out of the deposit transactions.

The importance and hence the necessity of the deposit transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the outstanding balance of the deposits (on daily basis) is to  meet the business development of the Company. The  expansion  of  the  Company’s operation  scale led to an apparent increase in the fund flow (as at the end of 2013, the number of  controlled subsidiaries under the management of the Company increased to 55 (2011: 38 subsidiaries) and the equity-based generation capacity of the Company increased to 59,625 MW (2011: 53,186 MW)). At the same time, as most of the tariffs payments are usually made by the local power grid companies towards the end of each month, there exists a gap between the practical need and the existing cap on the outstanding balances of the deposits (on daily basis). If the maximum outstanding balance of  the deposits (on daily basis) was not allowed to be adjusted, the Company would need to spend more administrative costs in relocating the funds under its control more frequently so as to maintain and monitor such balance to level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other commercial banks, the loans offered by Huaneng Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The deposit transactions with Huaneng Finance help systemically manage the capital utilization. The Directors considers that being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalized finance services to the Company than the deposit services provided by other commercial banks.

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal or to no less favourable than the deposit rates offered  to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

LETTER FROM THE BOARD

Notes Discounting Services and loan advancement services

In addition, the Company and its subsidiaries will also use the notes discounting services and loan advancement services provided by Huaneng Finance at rates and terms which are no less favourable than those offered by independent third parties for similar services to the Company in the PRC. The actual rates and terms for the notes discounting and loan advancement services will be determined based on the Contract Law of the PRC《中華人民共和國合同法》, the General Rules on Loans《貸款通則》by the People’s Bank of China, the Finance Companies Management Approach《企業集團財務公司管理辦法》by the China Banking Regulatory Commission and other laws, rules and regulations. In negotiating the terms, Huaneng Finance and the Company should follow equality, voluntariness, fairness and the principles of honesty and credibility and will be fixed within the margin of the official interest rates published by the People’s Bank of China from time to time.

The Company will, from time to time, obtain terms relating to loan advancement from major commercial banks within  the  PRC,  and  make  comparisons,  in  order  to  allow  the  Company to obtain the most favourable terms relating to loan advancement, maximize the Company’s interest in transactions and reduce the Company’s transaction costs and time. The Company will strictly review contracts and timely monitor the amounts and interest rates of the loan advancement transactions. Independent non-executive Directors and  the  Company’s  auditors will review annually the enforcement of agreements, in order to review the fairness of the transactions between the Company and Huaneng Group and whether the amounts of the loan advancement and interest rates are reasonable and on terms no less favourable than those offered by independent third parties.

As Huaneng Finance is more efficient in terms of notes discounting services and loan advancement services than the general domestic commercial banks that perform similar services for the Company and its subsidiaries (mainly due to the fact that less time is required to process the transactions). As such, the Company considers that the provision of notes discounting services and loan advancement services by Huaneng Finance will benefit the Company by increasing the operation efficiency in the use of fund. Therefore, the Company will continue to engage the notes discounting services and loan advancement services from Huaneng Finance in 2015, 2016 and 2017. For the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March 2014, the Company has not engaged any notes discounting services from Huaneng Finance due to the reasons that during such period, the cash flow of the Company was relatively sufficient and that had been more fund raising channels available to the Company. In respect of the loan advancement services (all of them did not require any security) provided by Huaneng Finance, for the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March 2014, the maximum outstanding balance (on daily basis) were RMB2.165 billion (audited), RMB1.732 billion (audited) and RMB1.807 billion (unaudited), respectively. The Company estimates that the total transaction amount relating to the notes discounting services provided by Huaneng Finance for each of 2015, 2016 and 2017 is RMB1 billion while the maximum loan outstanding balance (on daily basis) for each of 2015, 2016 and 2017 is RMB8 billion.

LETTER FROM THE BOARD

Pursuant to the Huaneng Finance Framework Agreement, Huaneng Finance shall provide notes discounting services and loan advancement services on normal commercial terms that are no less favourable than those offered by independent third parties for similar services to the Company.

4.	BOARD OF DIRECTORS’ VIEWS

Pursuant to the Shanghai Listing Rules and Rule 14A.56(9) of the Hong Kong Listing Rules, Messrs. Cao Peixi, Huang Long, Li Shiqi, Huang Jian, Liu Guoyue and Fan Xiaxia, all being directors of the Board of the Company who were deemed to be related in the continuing connected transactions, had abstained from voting on the board resolution relating to the entering of the Huaneng Finance Framework Agreement (and the caps thereof). The resolution was voted by directors who are not related to the transactions.

The Board (including the Independent Non-executive Directors) is of the view that the Huaneng Finance Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

5.	IMPLICATION UNDER THE HONG KONG LISTING RULES

As the applicable percentage ratios relating to the scale of the deposit transactions with Huaneng Finance and its subsidiaries and associates contemplated under the Huaneng Finance Framework Agreement calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

With respect to the notes discounting and loan advancement, given that the notes discounting services and loan advancement services are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favourable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company is granted in respect of such services, the transactions for notes discounting services and loan advancement services contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

LETTER FROM THE BOARD

6.	INDEPENDENT SHAREHOLDERS’ APPROVAL

Under the Hong Kong Listing Rules, the deposit transactions under the Huaneng Finance Framework Agreement require Independent Shareholders’ approvals. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this circular shall be approved by the Independent Shareholders of the Company. The Company will seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Finance Framework Agreement at the 2013 Annual General Meeting to be held on 26 June 2014. Huaneng Group and its associates (holding an aggregate of 7,211,431,502 ordinary shares in the Company, representing approximately 51.31% of the total issued shares of the Company as at 31 March 2014) will abstain from voting in the resolution with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Finance Framework Agreement at the 2013 Annual General Meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

Notice of the 2013 Annual General Meeting, together with the relevant reply slip and proxy form, have been issued to Shareholders separately. Whether or not you intend to attend the 2013 Annual General Meeting in person, you are requested to complete and return the reply slip in accordance with the instructions printed thereon. The form of proxy should be completed and returned to the Company’s H Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong or the registered office of the Company in accordance with the instructions printed thereon as soon as practicable and in any event by not later than 24 hours before the time appointed for the holding of the 2013 Annual General Meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

LETTER FROM THE BOARD

7.	RECOMMENDATIONS

Your attention is also drawn to the letter from the Independent Board Committee to the Independent Shareholders of the Company, which is set out on pages 13 to 14 of this circular, and which contains their recommendation in respect of the deposit transactions (and the proposed caps) under the Huaneng Group Framework Agreement.

The letter of advice from  Guotai  Junan  Capital  to  the  Independent  Board  Committee  and the Independent Shareholders on the fairness and reasonableness of the terms of the deposit transactions (and the proposed caps) under the Huaneng Finance Framework Agreement, and whether the transaction relating to  the  deposit  transactions  (and  the  proposed  caps)  under the Huaneng Finance Framework Agreement are in the interests of the Company and its Shareholders as a whole is set out on pages 15 to 25 of this circular.

The Independent Board Committee, having taken into account the advice of Guotai Junan Capital, considers that the terms of the transaction relating to the deposit transactions (and the proposed caps) under the Huaneng Finance Framework Agreement are fair and reasonable so far as the Independent Shareholders are concerned and that the deposit transactions (and the proposed caps) are in the interests of the Company and its Shareholders as a whole. Accordingly, it recommends that the Independent Shareholders vote in favour of the resolution to approve the deposit transactions (and the proposed caps) under the Huaneng Finace Framework Agreement.

Accordingly, the Directors recommend the Shareholders vote in favour of the relevant resolution to be proposed at the 2013 Annual General Meeting as set out in the notice thereof.

8.	OTHER INFORMATION

Your attention is drawn to the other information set out in the appendix to this circular.

Yours faithfully
By order of the Board
Huaneng Power International, Inc.
Du Daming
Company Secretary

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Registered office:
Huaneng Building
6 Fuxingmennei Street
Xicheng District
Beijing 100031
The People’s Republic of China

12 May 2014

To the Independent Shareholders

Dear Sir or Madam,

CONTINUING CONNECTED TRANSACTIONS

We, the Independent Board Committee of Huaneng Power International, Inc., are advising the Independent Shareholders in connection with the deposit transactions (and the proposed caps) under the Huaneng Finance Framework Agreement, details of which are set out in the letter from the Board contained in the circular (“Circular”) of the Company to the Shareholders dated 12 May 2014, of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Under the Hong Kong Listing Rules, the deposit transactions (and the proposed caps) under  the Huaneng Finance Framework Agreement constitutes continuing connected  transactions  to  the Company. Accordingly, the conduct of the deposit transactions (and the proposed caps) under the Huaneng Finance Framework Agreement will require the approval of the Independent Shareholders at the 2013 Annual General Meeting.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

We wish to draw your attention to the letter of advice from Guotai Junan Capital set out on pages 15 to 25 of the Circular. We have discussed the letter and the opinion contained therein with Guotai Junan Capital.

Having considered, inter alia, the factors and reasons considered by, and the opinion of, Guotai Junan Capital, as stated in its aforementioned letter, we consider the terms of the transaction relating to the deposit transactions (and the proposed caps) under the Huaneng Finace Framework Agreement to be fair and reasonable so far as the Independent Shareholders are concerned. We are of the view that the deposit transactions (and the proposed caps) under the Huaneng Finance Framework Agreement are in the interests of the Company and its Shareholders as a whole. Accordingly, we recommend that the Independent Shareholders vote in favour of the relevant ordinary resolution in the Notice of 2013 Annual General Meeting to be proposed at the 2013 Annual General Meeting to be held on 26 June 2014 and thereby approve the deposit transactions (and the proposed caps) under the Huaneng Finance Framework Agreement.

Yours faithfully,
Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng,
Mr. Qi Yudong and Mr. Zhang Shouwen
Independent Directors

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The following is the text of the letter of advice from Guotai Junan Capital, the independent financial adviser to the Independent Board Committee and the Independent Shareholders, in relation to the continuing connected transaction regarding the deposit transactions (including the  proposed  caps) under the Huaneng Finance Framework Agreement, which has been prepared for the purpose of inclusion in this circular.

27/F, Low Block
Grand Millennium Plaza
181 Queen’s Road Central
Hong Kong

12 May 2014

To the Independent Board Committee and the Independent Shareholders

Dear Sirs,

CONTINUING CONNECTED TRANSACTIONS
REGARDING THE DEPOSIT TRANSACTIONS
UNDER THE HUANENG FINANCE FRAMEWORK AGREEMENT

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in connection with the deposits placed by the Group with Huaneng Finance under the Huaneng Finance Framework Agreement (the “Deposit Transactions”) and the highest outstanding daily balance of the Deposit Transactions for  each  of  the  three  years ending 31 December 2015, 2016 and 2017 (the “Proposed Annual Caps”) pursuant to the Huaneng Finance Framework Agreement. Details of the Huaneng Finance Framework Agreement and the transactions contemplated thereunder are set out in the letter from the Board (the “Letter from the Board”) contained in the circular of the Company dated 12 May 2014 (the “Circular”) of which this letter forms part. Unless the context requires otherwise, capitalised terms used in this letter shall have the same meanings as those defined in the Circular.

As set out in the Letter from the Board, the Company entered into the Huaneng Finance Framework Agreement with Huaneng Finance on 22 April 2014. The Huaneng Finance Framework Agreement sets out, among others, the terms of the Deposit Transactions and the Proposed Annual Caps of the Deposit Transactions of RMB8.0 billion.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

As of 31 March 2014, HIPDC, being the direct controlling shareholder of the Company, holds 36.05% of the total equity interests in the Company, while Huaneng Group holds a  51.98%  direct  equity interests and a 5% indirect equity interests in HIPDC. In addition, Huaneng Group holds a 11.06% direct equity interests in the Company,  a  3.36%  indirect  equity  interests  in  the  Company  through Hua Neng HK (a wholly-owned subsidiary of Huaneng Group), a 0.04% indirect equity interests in the Company through Huaneng Capital Services Company Limited (a wholly-owned subsidiary of Huaneng Group) and a 0.79% indirect equity interests in the Company through Huaneng Finance (a controlling subsidiary of Huaneng Group).

Huaneng Finance is a company incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter-bank borrowing and foreign investment. Huaneng Group holds a 52% interest in Huaneng Finance. The Company holds a 20% interest in Huaneng Finance and Huaneng Finance in turn holds 0.79% interest in the Company. As such, Huaneng Finance is an associate of the connected person of the Company while the Huaneng Finance Framework Agreement and the transactions as contemplated therein constitute continuing connected transactions of the Company.

As the Proposed Annual Caps for the Deposit Transactions of RMB8.0 billion exceeds 5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.. As at the Latest Practicable Date, Huaneng Group and its associates (holding an aggregate of 7,211,431,502 ordinary shares in the Company, representing approximately 51.31% of the total issued shares of the Company as at 31 March 2014) will abstain from voting at the EGM in the resolution with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Finance Framework Agreement.

Huaneng Finance will also provide notes discounting services and loan advancement services  (the “Other Transactions”) to the Company under the Huaneng Finance Framework Agreement. Given that the Other Transactions are provided by Huaneng Finance for the benefit of the Company and on normal commercial terms that are comparable to or more favorable than those offered by independent third parties for similar services in the PRC and that no security over the assets of the Company will be granted in respect of such services, the Other Transactions contemplated under the Huaneng Finance Framework Agreement are exempt from reporting, announcement and Independent Shareholders’ approval requirements under Rule 14A.65(4) of the Hong Kong Listing Rules.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

The Independent Board Committee comprising all of the five independent non-executive Directors, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, has been established to consider the terms of the Deposit Transactions (including the Proposed Annual Caps) and to make recommendation to the Independent Shareholders  as  regards voting. We have been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether the terms of the Deposit Transactions and the Proposed Annual Caps are on normal commercial terms and in the ordinary and usual course of business of the Group; fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

Independent Shareholders should note that the advices and recommendation given by the Independent Board Committee and us are on the Deposit Transactions and the Proposed Annual Caps only, and do not cover the Other Transactions contemplated under the Huaneng Finance Framework Agreement. Independent Shareholders are advised to read the Letter from the Board carefully for the details of the Other Transactions before making their decision as regards voting.  Independent  Shareholders should also note that, if they vote in favor of the resolution proposed at the 2013 Annual General Meeting regarding the Huaneng Finance Framework Agreement, they would approve all the continuing connected transactions contemplated under the Huaneng Finance Framework Agreement including the Deposit Transactions and the Other Transactions.

BASIS AND ASSUMPTIONS OF OUR OPINION

In formulating our opinion, we have relied on the statements, information, opinions and representations expressed to us by the executive  Directors,  the  Company  and  its  management.  We  have  assumed that all such statements, information, opinions and representations expressed to us by the executive Directors, the Company and its management, for which they are solely responsible, are  true  and accurate and valid at the time they were made and given and continue to be true and valid up to and including the date of the EGM. We have also assumed that all the opinions and representations have been reasonably made by the executive Directors, the Company and its management after due and careful enquiry. We have also sought and obtained confirmation from the executive Directors that no material facts have been omitted from the information provided to us. We have no reason to doubt the truth, accuracy and completeness of the statements, information, opinions and representations provided to us by the executive Directors, the Company and its management or to believe that material information has been withheld or omitted from the information provided to us. We have not, however, carried out an independent verification of the information provided, nor have we conducted an independent investigation into the business and affairs of the Company or any of its subsidiaries.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

PRINCIPAL FACTORS AND REASONS CONSIDERED

In considering whether the terms of the Deposit Transactions and the Proposed Annual Caps are fair and reasonable in so far as the Independent Shareholders are concerned, we have taken into account the principal factors and reasons set out below:

Background of the Company, Huaneng Group and Huaneng Finance

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest listed power producers in China, with a controlling capacity of 66,795 MW as at 31 December 2013.

Huaneng Group is principally engaged in development, investment, construction, operation and management of power plants; organising the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Finance is a non-bank financial institution incorporated in the PRC. The principal business of Huaneng Finance includes deposit-taking, loans handling, acceptance and discounting of bills, inter- bank borrowing and foreign investment. As advised by the management of the Company, Huaneng Finance is positioned as a platform of Huaneng Group for intra-group funds management and mainly serves Huaneng Group and its associates. Huaneng Group holds a 52% interest in Huaneng Finance. The Company holds a 20% interest in Huaneng Finance and Huaneng Finance in turn holds 0.79% interest in the Company.

Reasons for the Deposit Transactions contemplated under the Huaneng Finance Framework Agreement

As set out in the Letter from the Board, the Company from time to time places deposits with Huaneng Finance at rates which are no less favourable than the rates available from independent third parties for provision of similar services in the PRC. In addition, the Company will also utilize the notes discounting services provided by Huaneng Finance by paying it a service fee lower than the service fees charged by independent third parties for provision of similar services in the PRC.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

As set out in the Letter from the Board, the Company considers that the Deposit Transactions with Huaneng Finance helps diversify the risk of the Company and its subsidiaries in relation  to  its deposits. At the same time, the Company considers that the risk of  placing  deposits  at  Huaneng Finance can be effectively controlled taking into consideration of the following factors: (1) Huaneng Finance is a non-bank financial institution and regulated by China Banking Regulatory Commission. During the course of daily operations, Huaneng Finance adheres to conduct business in compliance with the relevant regulations and according to law. During the course of  development,  Huaneng Finance has all along endeavoured to prevent financial risks and has established and implemented an effective internal control mechanism in compliance with the regulatory requirements of China Banking Regulatory Commission in relation to risk control ratios; (2) the Company holds a 20% interest in Huaneng Finance and may exercise its rights as shareholder according to law to promote the regulated operation of the general meeting of shareholders, board of directors and risk control committee of Huaneng Finance in order to safeguard its own interests. The Directors are of the view that the Deposit Transactions do not have any effect on the assets and liabilities of the Group. Instead, the Group can earn interests out of the Deposit Transactions.

As set out in the Letter from the Board, the Directors have considered the importance and hence the necessity of the Deposit Transactions contemplated under the Huaneng Finance Framework Agreement to the Company are set out as follows:

(i)
The increase of the cap on the outstanding balance of the deposits (on daily basis) is to meet the  business development of the Company. The expansion of the Company’s operation scale led to an  apparent increase in the fund flow (as at the end of 2013, the number of controlled subsidiaries  under the  management  of  the  Company  increased  to  55  (2011:  38  subsidiaries) and  the  equity-based generation capacity  of  the  Company  increased  to  59,625  MW  (2011: 53,186 MW)).  At the same time, as most of the tariffs payments are usually made by the local power grid  companies towards the end of each month, there exists a gap between the practical need and the  existing cap on the outstanding balances of the deposits (on daily basis). If the maximum  outstanding balance of the deposits (on daily basis) was not allowed to be adjusted, the Company  would need to spend more administrative costs in relocating the funds under its control more  frequently so as to maintain and monitor such balance to level not to exceed the maximum cap, thus increasing the Company’s compliance risks.

(ii)
Loans from Huaneng Finance have to be placed in designated account with Huaneng Finance. Like the arrangement with other  commercial  banks,  the  loans  offered  by  Huaneng  Finance are all required to be remitted to and deposited in the Company’s designated deposits account with Huaneng Finance. The Deposit Transactions with Huaneng Finance help systemically manage the capital utilization. The Directors considers that being familiar with the business and operation of the Company, Huaneng Finance is able to provide more cost-efficient, convenient, comprehensive and personalized finance services to the Company than the deposit services provided by other commercial banks.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

(iii)
The deposit interest rates offered to the Company. The deposit interest rates to be offered by Huaneng Finance will be at least equal or to no less favourable than the deposit rates offered to the Company by domestic independent third parties for provision of similar services.

(iv)
The Company has become a shareholder of Huaneng Finance since December 2005 and holds 20% of its equity interest. The profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

We have discussed with the management of the Company and were advised by the Company that Huaneng Finance had capital adequacy ratio of approximately 23.67% as at 31 December 2013, which was significantly higher than the capital adequacy ratio requirements as imposed by the CBRC. We have reviewed the Regulation Governing Capital of Commercial Banks (Provisional) issued by the CBRC regarding the capital adequacy ratio requirements that the CBRC requires capital adequacy ratio at 11.5% for systemically important financial institutions and 10.5% for other financial institutions. According to our discussion with the management of the Company, we are given to understand that the Company and Huaneng Finance entered into written agreement to formally regulate the Group’s financing activities with Huaneng Finance since 21 October 2008 and the Group has established stable relationship with Huaneng Finance. Having taken into account the stable relationship established between the Group and Huaneng Finance, the benefits/ reasons as mentioned above, the background and business scope of Huaneng Finance as mentioned above, and the commercial terms offered by Huaneng Finance to members of the Group pursuant to the terms of the Huaneng Finance Framework Agreement in respect of the Deposit Transactions and Other Transactions will be no less favourable than those offered to the Group by domestic independent third parties for provision of similar service as mentioned below, we consider that there is a commercial justification for the Company to enter into the Huaneng Finance Framework Agreement, and the Deposit Transactions are on normal commercial terms and in ordinary and usual course of business of the Company.

As stated in the Letter from the Board, the Directors and senior management of the Company will monitor closely and review regularly the Deposit Transactions of the Group. The Group will adopt a series of risk management arrangements, and endeavour to maintain, in relation to the Deposit Transactions, the independence of the Group; the fairness of the amount of deposits; the fairness of the terms of the transactions; and the right of the Group to place deposits with independent third parties other than Huaneng Finance.

The reporting and record systems and internal control procedures taken by the Group include:

•	the Deposit Transactions under the Huaneng Finance Framework Agreement are conducted on a non-exclusive basis;

LETTER FROM INDEPENDENT FINANCIAL ADVISER

•
the Finance Department of Company will on a weekly basis, obtain terms and trend of interests etc. relating to placing deposits from major commercial banks e.g. Bank of China Limited, Industrial and Commercial Bank of China Limited and China Construction Bank Corporation within the PRC, and based on the interest rate promulgated by the People’s Bank of China make comparisons, in order to allow the Company to obtain the most favourable terms relating to placing deposits, maximise the Company’s interest in transactions and reduce the transactional costs and time of the Company;

•
the Company will conduct quarterly checking and  clearing  with  related  parties  (including Huaneng Finance) in relation to the operational fund transfers in order to ensure the safety of funds.  At the same time, the Company will report the fund use position each quarter to the Beijing  Securities  Regulatory  Bureau  of  the  China  Securities  Regulatory  Commission  and requires itself to comply with the relevant provisions at anytime;

•
the Company will strictly review contracts and timely monitor the amount and interest rate of the  Deposit Transactions;  also,  the  independent  non-executive  Directors  and  the  Company’s auditors will review annually the enforcement of agreements, in order to review the Company’s Deposit Transactions with Huaneng Finance on their fairness and the amount and interest rate of the Deposit Transactions on their reasonableness.

We have discussed with the management of the Company and are confirmed by the Directors that the then transactions under the Huaneng Finance Framework Agreement will be consistent with the abovementioned reporting and record systems and internal control procedures. We have also reviewed the annual report of the Company for the year ended 31 December 2013 (the “2013 Annual Report”) and noted that the audit committee of the Company, comprising all of the five independent  non- executive Directors, namely Mr. Shao Shiwei, Mr. Wu Liansheng, Mr. Li Zhensheng, Mr. Qi Yudong and Mr. Zhang Shouwen, regularly reviewed the Company’s continuing connected transactions and ensuring that the terms of such transactions are consistent with those approved by the shareholders of the Company. As disclosed in the 2013 Annual Report, we noted that the Company has engaged external auditor to report on the Group’s continuing connected transactions, including but not limited to the Deposit Transactions, in accordance with Hong  Kong  Standard  on  Assurance  Engagements 3000 “Assurance Engagement Other Than  Audits  or  Reviews  of  Historical  Financial  Information” and with reference to Practice Note 740 “Auditor Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The external auditor has issued an unqualified letter containing their conclusions in respect of the continuing connected transactions set out above in accordance with Rule 14A.38 of the Listing Rules. In view of the above, we consider that the abovementioned reporting and record systems and internal control procedures have been implemented effectively by the Company such that transactions under the Huaneng Finance Framework Agreement will be offered to the Group on terms no less favorable than those available from third parties.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Principal terms of the Huaneng Finance Framework Agreement

The principal terms of the Huaneng Finance Framework Agreement are as follows:

•	Huaneng Finance agrees to provide cash deposit services, discounting services and loan advancement to the Group.

•
Members of the Group may, from time to time and as necessary, enter into separate implementation agreements for individual deposit transactions contemplated under the Huaneng Finance  Framework  Agreement  with  Huaneng  Finance.  Each  implementation  agreement  will set  out the specifications for the particular transaction while the terms of such implementation agreement will be within the bounds of the Huaneng Finance Framework Agreement.

•
The Huaneng Finance Framework Agreement was signed on 22 April 2014 for a term of three (3) years, commencing on 1 January 2015 and expiring on 31 December 2017 where the Deposit Transactions will be conducted throughout such period.

Pricing and Proposed Annual Caps of the Deposit Transactions contemplated under the Huaneng Finance Framework Agreement

Pursuant to the terms of the Huaneng Finance Framework Agreement, the commercial terms offered under any implementation agreement to be entered into between Huaneng Finance and members of the Group in respect of the Deposit Transactions and Other Transactions will be negotiated on an arm’s length basis comprehensively, taking into account the prevailing market conditions, but in any event on terms no less favourable than those offered to the Group by domestic independent third parties for provision of similar service.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

We understand that the rates offered by Huaneng Finance and all domestic independent third parties in the PRC are subject to the guidelines published by the People’s Bank of China (the “PBOC”). It is noted from the website of the PBOC that all domestic independent third parties in the PRC are forbidden to provide a deposit interest rate higher than the margin of official deposit interest rates published by the PBOC. As advised by the management of the Company, the deposit rates offered by Huaneng Finance have been and will be consistent with the margin of official deposit interest rates prescribed by the PBOC from time to time. As such, it is not possible that the deposit interest rates offered by Huaneng Finance will be lower than the rates offered by independent third parties since Huaneng Finance has offered a deposit interest rate equal to  the  margin  of  official  deposit interest rates published by the PBOC. In addition, settlement services would be offered to the Group for free which would reduce the Group’s overall financial expenses. We have selected and reviewed implementation agreements from the subsidiaries of  the  Company  which  have  separately  entered into such implementation agreement with Huaneng Finance and remain effective up to the Latest Practicable Date, which we consider the sample selection is fair and representative, and found that all the deposit interest rates stipulated in these implementation agreements followed the then-applicable margin of official deposit interest rate prescribed by the PBOC.

Taking into account the restriction on deposit interest rates published by the PBOC that all domestic independent third parties in the  PRC  are  forbidden  to  provide  a  deposit  interest  rate  higher  than the margin of official deposit interest rates published by the PBOC, we  are  of  the  view  that  the deposit interest rates to be offered by  Huaneng  Finance  to  the  Group  in  which  will  be  consistent with the margin of official deposit interest rates prescribed by the PBOC from time to time will be at least equal to or no less favourable than the deposit interest rate offered to the Group by domestic independent third parties for provision of similar service, the  Deposit  Transactions  contemplated under the Huaneng Finance Framework Agreement are on normal commercial terms, and are fair and reasonable so far as the Company and the Independent Shareholders are concerned.

Pursuant to the terms of the Huaneng Finance Framework Agreement, the outstanding daily balance of deposits placed by the Group with Huaneng Finance for each of the three years ending 31 December 2015, 2016 and 2017, shall not exceed RMB8.0 billion.

As stated in the Letter from the Board, Pursuant to the relevant framework agreement entered into between the Company and Huaneng Finance dated 5 January 2012, for the period from 1 January 2012 to 31 December 2014, the outstanding balances of the Company’s deposits with Huaneng Finance should not exceed RMB6 billion on a daily basis.

For the years ended 2012 and 2013, and the period from 1 January 2014 to 31 March  2014,  the maximum outstanding balances of the deposits placed with  Huaneng  Finance,  on  a  daily  basis, were RMB5.951 billion (audited), RMB5.970 billion (audited) and RMB5.996 billion (unaudited), respectively, and have all been within the bounds of the relevant annual caps of RMB6 billion.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

As stated in the Letter from the Board, the Company estimates that during the period from 2015 to 2017, the outstanding balances of the deposits to be placed with Huaneng Finance on a daily basis shall not exceed RMB8 billion. The Proposed Annual Caps of the Deposit Transactions have been determined with reference to a number of factors including:

(i)
the increasing asset scale led to the increase in the amount of deposits of the Company. The total assets of the Company increased from approximately RMB259.1 billion in 2012 to approximately RMB262.2 billion in 2013;

(ii)
the expansion of the Company’s operation scale led to an apparent increase in the fund flow (as at the end of 2013, the number of controlled subsidiaries under the management of the Company increased to 55 (2011: 38 subsidiaries) and the equity-based generation capacity of the Company increased to 59,625 MW (2011: 53,186 MW)); and

(iii)
the fact that the Company has  acquired  a  20%  equity  interest  in  Huaneng  Finance  since December 2005, the profit growth of Huaneng Finance derived from the Company’s support to Huaneng Finance will provide a higher investment return to the Company.

In assessing the fairness and reasonableness of the Proposed Annual Caps for the Deposit Transactions, we have noted the followings:

(i)
the large amount of cash held by the Company. The Company’s cash at bank and on hand amounted to approximately RMB15.6 billion as at 30 June 2013 and approximately RMB9.3 billion as at 31 December 2013, and the Proposed Annual Caps represents approximately 86.0% of the  total cash at bank and on hand as at 31 December 2013 and 51.3% of the total cash at bank and on hand as at 30 June 2013;

(ii)
the rapidly increasing business scale and cash generated from operating activities. As at the end of 2013, the number of controlled subsidiaries under the management of the Company increased to 55 (2011: 38 subsidiaries) and the equity-based generation capacity of the Company increased to 59,625 MW (2011: 53,186 MW), and the net cash from operating activities of the Company for the three years immediately preceding this circular is approximately RMB20.9 billion, RMB26.9 billion and RMB40.2 billion, respectively, representing a compound annual growth rate of 38.7%; and

(iii)
the highest outstanding daily balance of the Deposit Transactions for the two years ended 31 December 2012 and 31 December 2013 and the period from 1 January 2014 to 31 March 2014 were  approximately RMB5.951 billion (audited), RMB5.970 billion (audited) and RMB5.996 billion  (unaudited), respectively, representing a historical utilisation rate of annual caps of approximately  99.1%, 99.5% and 99.9%, respectively, which is computed based on the highest historical outstanding daily balances with Huaneng Finance during the period under review.

LETTER FROM INDEPENDENT FINANCIAL ADVISER

Having taken into consideration that (i) the Proposed Annual Caps represents an increase of approximately 33.3% as compared to the previous annual caps of RMB6.0 billion and (ii) the increment in Proposed Annual Caps as mentioned above are in line with the compound annual growth rate of the net cash from operating activities of the Company of approximately 38.7% for the three years ended 31 December 2013, we are therefore of the view that  the  increment  in  the  Proposed Annual Caps is acceptable.

Based on our discussions with the Company and taking into account the factors and reasons discussed above, we are of the view that the Proposed Annual Caps for the Deposit Transactions is fair and reasonable so far as the Independent Shareholders are concerned and is in the interests of the Company and the Shareholders as a whole.

RECOMMENDATION

Taking into consideration of the above principal factors and reasons, we are of the opinion that the Deposit Transactions are on normal commercial terms and in ordinary and usual course of business of the Company and both of the Deposit Transactions and the Proposed Annual Cap are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend the Independent Shareholders to vote in favour  of  the  resolution  proposed  at  the EGM regarding the Deposit Transactions (including the Proposed Annual Caps) contemplated under the Huaneng Finance Framework Agreement. Independent Shareholders  are  reminded  that  if  they vote in favour of the aforesaid resolution, they would approve all of the transactions, including the Other Transactions, contemplated under the Huaneng Finance Framework Agreement. Independent Shareholders are advised to read the Letter from the Board carefully for the details of the Other Transactions before making their decision as regards voting.

Yours faithfully,
For and on behalf of
Guotai Junan Capital Limited
Wilson Lo
Managing Director

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors of the Company collectively and individually accept full responsibility, includes particulars given in compliance with the Hong Kong Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTEREST

(a)	Directors and Supervisors of the Company

As at the Latest Practicable Date, none of the Directors, chief executive or Supervisors of the Company has interests or short positions in the shares and underlying shares of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are required to be notified to the Company and the Hong Kong Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or which are required, pursuant to section 352 of the SFO, to be entered in the register referred to therein, or which are required, pursuant to the Model Code for Securities Transactions by Directors of Listed Companies to be notified to the Company and the Hong Kong Stock Exchange.

(b)	Substantial Shareholders

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no persons (not being a Director, chief executive or Supervisor of the Company) had an interest or short position in the shares or underlying shares and debentures of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or, who is, directly or indirectly, interested in 5% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at the general meeting of any other member of the Company:

Name of shareholder	Class of shares	Number of shares held		Capacity	Approximate percentage of shareholding in the Company’s total issued share capital		Approximate percentage of shareholding in the Company’s total issued domestic shares		Approximate percentage of shareholding in the Company’s total issued H shares
Huaneng International Power Development Corporation(Note 2)	Domestic shares	5,066,662,118	(L)	Beneficial owner	36.05	%(L)	48.25	%(L)	—
China Huaneng Group(Note 3)	Domestic shares	1,672,769,384	(L)	Beneficial owner	11.90	%(L)	15.93	%(L)	—
China Huaneng Group(Note 4)	H shares	472,000,000	(L)	Beneficial owner	3.36	%(L)	—		13.28	%(L)
Hebei Provincial Construction Investment Company	Domestic shares	603,000,000	(L)	Beneficial owner	4.29	%(L)	5.74	%(L)	—
Blackrock, Inc.(Note 5)	H shares	211,274,983	(L)	Interest of controlled corporation	1.50	%(L)	—		5.94	%(L)
		84,000	(S)		0.0005	%(S)	—		0.002	%(S)
UBS(Note 6)	H shares	33,127,982	(L)	Beneficial owner	0.23	%(L)	—		0.93	%(L)
		9,691,934	(S)	Beneficial owner	0.06	%(S)	—		0.27	%(S)
		138,950,320	(L)	Person having a security interest in shares	0.98	%(L)	—		3.90	%(L)
		11,047,159	(L)	Interest of controlled corporation	0.07	%(L)	—		0.31	%(L)
		2,100,000	(S)	Interest of controlled corporation	0.01	%(S)	—		0.05	%(S)
JPMorgan Chase & Co.(Note 7)	H shares	37,281,750	(L)	Beneficial owner	0.26	%(L)	—		1.04	%(L)
		8,649,031	(S)	Beneficial owner	0.06	%(S)	—		0.24	%(S)
		210,365	(L)	Investment manager	1.1	%(L)	—		0.005	%(L)
		4,000	(L)	Trustee	0.00002	%(L)	—		0.0001	%(L)
		178,990,325	(L)	Custodian	1.27	%(L)	—		5.03	%(L)

Notes:

(1)	The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(2)	As of the Latest Practicable Date, Huaneng Group holds 51.98% direct interests and an additional 5% indirect interests in HIPDC.

(3)
Of the 1,672,769,384 domestic shares, China Huaneng Group held 6,246,664 domestic shares through its wholly-owned subsidiary, Huaneng Capital Services Co., Ltd. and 111,398,171 domestic shares through its controlling subsidiary, Huaneng Finance.

(4)	China Huaneng Group held 472,000,000 H shares through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited.

(5)	Long position of 310,000 shares and short position of 84,000 shares were held through physical settled derivatives (on exchange).

(6)
Long position of 6,317,008 shares was held through physically settled derivatives (on exchange). Short position of 1,160 shares were held through cash settled derivatives (on exchange). Long position of 917,576 shares and short position of 8,329,344 shares was held through physically settled derivatives (off exchange). Short position of 1,361,430 shares was held through cash settled derivatives (off exchange).

(7)
Long position of 456,680 shares and short position of 99,120 shares were held through physically settled derivatives (on exchange). Short position of 2,782,000 shares was held through cash settled derivatives (on exchange). Short position of 1,505.911 shares were held through physically settled derivatives (off exchange). Long position of 6,014,000 shares and short position of 1,390,000 shares were held through cash settled derivatives (off exchange).

Save as disclosed above, the Company is not aware of any other person (other than the directors, supervisors and senior executives of the Company) having any interests or short positions in the shares and underlying shares of the Company as at the Latest Practicable Date as recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

As at the Latest Practicable Date, save as disclosed below, so far as is known to the Board, no director or supervisor is a director or employee of a company which has an interest or short position in the shares and underlying shares  of  the  Company  which would fall to be disclosed to the Company under provisions of Divisions 2 and 3 of Part XV of the SFO:

Directors

(i)	Mr. Cao Peixi is the president of China Huaneng Group and the chairman of Huaneng International Power Development Corporation and Huaneng Renewables Corporation Limited;

(ii)	Mr. Huang Long is the vice president of China Huaneng Group and a director of Huaneng International Power Development Corporation;

(iii)	Mr. Li Shiqi is the president of Huaneng International Power Development Corporation;

(iv)
Mr. Huang Jian is the assistant of president of China Huaneng Group, the vice chairman of Huaneng Capital Services Company Limited, the Chairman of Huaneng Carbon Company and Chairman of Huaneng Hainan Power Ltd.;

(v)	Mr. Liu Guoyue is the vice president of China Huaneng Group;

Supervisors

(v)	Mr. Guo Junming is the chief accountant of China Huaneng Group, the director of Huaneng International Power Development Corporation and Chairman of Huaneng Capital Service Limited Company; and

(vi)
Ms. Zhang Mengjiao is the manager of the Finance Department of Huaneng International Power Development Corporation, the Supervisor  of  Huaneng Anyuan Power Generation Limited Liability Company, Huaneng Duan Zhai Coal & Electricity Co., Ltd., Huaneng Chaohu Power Generation Co., Ltd. and the Chairman of the Supervisory Committee of Huaneng Shaanxi Power Generation Co, Ltd..

3.	NO MATERIAL ADVERSE CHANGE

As at the Latest Practicable Date, the Directors were not aware of any material adverse change in the financial or trading position of the Company  and  its  subsidiaries  since  31  December 2013, being the date to which the latest published audited accounts of the Company and its subsidiaries were made up to.

4.	MATERIAL LITIGATION

As at the Latest Practicable Date, none of the Company and its subsidiaries was engaged in any material litigation or arbitration and there was no litigation or claim of material importance known to the Directors to be pending or threatened by or against the Company and its subsidiaries.

5.	CONSENT OF EXPERT

The following expert has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter or statements and references to its name and logo in the form and context in which they are included:

Name	Qualification

Guotai Junan Capital
a licensed corporation to carry on Type 6 (advising on corporate finance) regulated activity as defined under the SFO, acting as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in respect of the deposit transaction services (and the proposed caps) under the Huaneng Finance Framework Agreement

As at the Latest Practicable Date, the above expert was not beneficially interested in the share capital of the Company and its subsidiaries nor did it have any right, whether legally enforceable or not, to subscribe for or to nominate persons to subscribe for securities in the Company and its subsidiaries.

As at the Latest Practicable Date, the above expert did not have any direct or indirect interest in any assets which had been since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

6.	SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisor of the Company had entered into any service contract with the Company or its subsidiaries which does not expire or is not terminable by the Company and its subsidiaries within one year without payment of compensation, other than statutory compensation.

7.	DIRECTORS’ OR SUPERVISORS’ INTERESTS IN THE COMPANY AND ITS SUBSIDIARIES’ ASSETS OR CONTRACTS

As at the Latest Practicable Date, none of the Directors or Supervisors of the Company had any interest in any assets which have been since 31 December 2013 (being the date to which the latest published audited accounts of the Company were made up) acquired or disposed of by or leased to the Company and its subsidiaries, or were proposed to be acquired or disposed of by or leased to the Company and its subsidiaries.

As at the Latest Practicable Date, none of the Directors or Supervisors was materially interested in any contract or arrangement subsisting at the Latest Practicable Date which was significant in relation to the business of the Company.

8.	DIRECTORS’ INTERESTS IN COMPETING BUSINESS

As at the Latest Practicable Date, none of the Directors or their respective  associates  has interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Company (as would be required to be disclosed under Rule 8.10 of the Hong Kong Listing Rules if each of them were a controlling shareholder).

9.	MISCELLANEOUS

(a)	Mr. Du Daming is the Company Secretary and Board Secretary of the Company.

(b)
The legal address of the Company is Huaneng Building, 6 Fuxingmennei Street, Xicheng District, Beijing, PRC. The H Share registrar of the Company in Hong Kong is Hong Kong Registrars Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

(c)	In the case of any discrepancy, the English text of this circular and form of proxy shall prevail over the Chinese text.

10.	DOCUMENTS FOR INSPECTION

Copy of Huaneng Finance Framework Agreement will be available for inspection at the office of Herbert Smith Freehills at 23/F., Gloucester Tower, 15 Queen’s Road Central, Hong Kong during normal business hours on any weekday (except public holidays) from the date of this circular up to and including 28 May 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Du Daming

Name:	Du Daming

Title:	Company Secretary

Date:     May 12, 2014